November 5, 2015

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	DSW Inc. Form 10-K for the fiscal year ended January 31, 2015 Filed March 26, 2015 Comment Letter dated October 23, 2015 File No. 1-32545

Dear Ms. Jenkins:

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 23, 2015 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K. The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. To facilitate the Staff's review, we have reproduced the text of the Staff's comment in bold below.

Form 10-K for the Fiscal Year Ended January 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 4. Significant Accounting Policies, page F-10

Sales and Revenue Recognition, page F-10

1. We note that ABG supplies footwear to four other retailers, and that sales for these affiliated businesses are recognized net of returns and exclusive of sales tax. We further note that the net revenue earned under the Amended and Restated Supply Agreement (Exhibit 10.27) is split 80% to the Company and 20% to the other retailer. Please tell us how you account for the revenue earned under ABG's three leased partnerships and its retail partnership with Yellow Box; and provide an analysis that supports your accounting and cites the guidance that you follow. Also confirm that you will revise your disclosure in future filings to clarify ABG's revenue recognition policy under these arrangements and provide draft disclosure to be included in future filings.

Response:

Pursuant to the Supply Agreements (the "Agreements") between the Company (DSW or DSW Inc.) through its Affiliated Business ("ABG") segment and Stein Mart, Inc., Frugal Fannie's and Gordmans, Inc. (collectively, the ABG retailers), the Company is the exclusive supplier of shoes, both in-store and online, at the ABG retailers. The Company assumes the risks and rewards of ownership for product at all in-store locations and online, including risk of loss for delivery, returns, shrink up to a certain percentage, and loss of inventory value. Furthermore, the Company is responsible for selecting the footwear assortment, inventory fulfillment, and pricing at all in-store locations and online.

The Company follows Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition, in recognizing revenue for its ABG segment, specifically the principal/agent guidance in ASC 605-45. As the principal, the Company owns the merchandise and the fixtures and records sales of merchandise, net of returns and excluding sales tax at the point of sale to the end customer. As the agent, the ABG retailers provide the sales associates and retail space. The Company pays a percentage of net sales as rent, which is included in cost of sales as occupancy expense.

The Company reviewed the indicators of gross revenue reporting in regards to its relationship with the ABG retailers. The Company has several indicators of gross revenue reporting.

The Entity Is the Primary Obligor in the Arrangement
The Company is responsible for fulfillment to the ABG retailer. From a customer viewpoint, the ABG retailer fulfills the obligation to them, but the Company has the entire risk of return, damage, shrinkage or other inventory issues. This fact primarily supports gross revenue reporting.

The Entity Has General Inventory Risk-Before Customer Order Is Placed or Upon Customer Return
The Company has original title to the inventory and maintains title to the inventory until sold to the end customer. The end customer has the right to return product to the ABG retailer and the ABG retailer will reduce the payment to the Company for returned product. These facts support gross revenue reporting.

The Entity Has Latitude in Establishing Price
The Company has the authority to establish the prices, including any price adjustments, promotions and clearance pricing of products. This fact supports gross revenue reporting.

The Entity Changes the Product or Performs Part of the Service
Neither the Company or the ABG retailer changes the product. The Company is responsible for selecting the product assortment and fulfilling inventory, including decisions related to inventory quantities by location while the ABG retailer is responsible for fulfillment to the end retail customer. This fact primarily supports gross revenue reporting.

The Entity Has Discretion in Supplier Selection
The Company is responsible for selecting the merchandise for the shoe departments with each ABG retailer. This fact supports gross revenue reporting.

The Entity Is Involved in the Determination of Product or Service Specifications
The Company is responsible for the product specifications as the Company selects the merchandise. This fact supports gross revenue reporting.

The Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping
Title to merchandise remains with the Company until actually sold by the ABG retailer to the end customer. This fact supports gross revenue reporting.

The Entity Has Credit Risk
The Company has credit risk from the ABG retailer. The ABG retailer has limited credit risk from the end customer as most sales are completed with credit or debit cards or cash at the point of sale. This fact supports gross revenue reporting.

All of the preceding analysis supports the conclusion that the Company is the principal in regards to revenue recognition.

Please note the Company closed all four Yellow Box test stores during fiscal 2015. Prior to closure, ABG operated the mall-based branded specialty retail stores under the banner of Yellow Box footwear. ABG owned the merchandise and the fixtures, and recorded sales of merchandise, net of returns. The Company accounted for sales on a gross basis as the principal.

In future filings, the Company plans to enhance its sales and revenue recognition accounting policy that will be disclosed in the Significant Accounting Policies note with additional disclosure about revenue recognition for ABG. Additions to the fiscal 2014 disclosures are underlined.

Sales and Revenue Recognition- ABG supplies footwear, under supply arrangements, to three other retailers. The Company closed all four test stores under the Yellow Box banner during fiscal 2015. DSW Inc. follows Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition, in recognizing revenue for its ABG segment, specifically the principal/agent guidance in ASC 605-45. Pursuant to the Supply Agreements (the "Agreements") between the Company (DSW or DSW Inc.) through its Affiliated Business ("ABG") segment and Stein Mart, Inc., Frugal Fannie's and Gordmans, Inc. (collectively, the ABG retailers), the Company is the exclusive supplier of shoes, both in-store and online, at the ABG retailers. The Company assumes the risks and rewards of ownership for product at all in-store locations and online, including risk of loss for delivery, returns, shrink up to a certain percentage, and loss of inventory value. Furthermore, the Company is responsible for selecting the footwear assortment, inventory fulfillment, and pricing at all in-store locations and online. As the principal, the Company owns the merchandise and the fixtures and records sales of merchandise, net of returns and excluding sales tax at the point of sale to the end customer. As the agent, the ABG retailers provide the sales associates and retail space. The Company pays a percentage of net sales as rent, which is included in cost of sales as occupancy expense.

Note 5. Related Party Transactions, page F-15

License Agreement with Town Shoes, page F-16

2. We note your disclosure that Town Shoes pays the Company a royalty fee based on a percentage of net sales under the May 2014 licensing agreement. Please tell us how you account for the transactions under this licensing agreement with your equity investee and the accounting guidance that you follow. To the extent significant, also tell us how you considered quantifying the amount of revenue and/or earnings under these transactions, or the effect on period to period changes in revenue and/or earnings for the fiscal year 2014 or the six months ended August 1, 2015.

Response:

DSW Shoe Warehouse, Inc., a wholly-owned subsidiary of DSW Inc., licensed use of its trade name and trademarks, DSW Designer Shoe Warehouse ("DSW"), to its equity investee, Town Shoes, for a sales-based royalty. The license is exclusive and non-transferable for use in Canada. Town Shoes pays DSW Inc. a percentage of net sales from its Canadian DSW stores on a monthly basis. The Canadian DSW stores operate in a manner similar to DSW stores in the United States and are required to maintain the standards and specifications that DSW uses to operate its own stores. DSW accounts for the royalty fee as net sales. For the fiscal year ended January 31, 2015 and the six months ended August 1, 2015, the royalty fee was less than 0.01% of DSW Inc.’s net sales.

DSW follows the general realization principle found in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, and DSW has determined that the royalty payments represent consideration for the culmination of the earnings process, and revenue should be recognized immediately. DSW also considers the criteria for revenue recognition in ASC 605-10-S99-1. The evidence of the arrangement is the license agreement, DSW has delivered the usage of the trade name, collectability is reasonably assured as collections occur on a quarterly basis and amounts are based on a completed sale. DSW also considers ASC 952-605-25-12, which supports revenue recognition as fees are earned. The preceding guidance supports DSW’s position of recognizing the royalty fee on a monthly basis based on the net sales at Canadian DSW stores.

In future filings, the Company will expand its disclosure of the licensing agreement as follows:

DSW Shoe Warehouse, Inc., a wholly-owned subsidiary of DSW Inc., licensed use of its trade name and trademarks, DSW Designer Shoe Warehouse ("DSW"), to its equity investee, Town Shoes, for a sales-based royalty. The license is exclusive and non-transferable for use in Canada. Town Shoes pays DSW Inc. a percentage of net sales from its Canadian DSW stores on a monthly basis. The Canadian DSW stores operate in a manner similar to DSW stores in the United States and are required to maintain the standards and specifications that DSW uses to operate its own stores. DSW classifies the royalty fee as net sales.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1499.

Sincerely,

/s/ Mary Meixelsperger
Mary Meixelsperger
Senior Vice President and Chief Financial Officer